Hollysys Update: EGM, Sale Process

- Hollysys intends to hold special meeting of shareholders in January 2024

- Special Committee continues sale process in expedited manner

BEIJING, Nov. 22, 2023 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced its intention to hold a special meeting of shareholders in the week commencing January 22, 2024 following the requests of certain shareholders to convene a special meeting. The decision follows the outcome of the hearing at the Hong Kong High Court with respect to the ownership and control of Ace Lead Profits Limited (“Ace Lead”), one of the requisition shareholders, and its shares in the Company.

The board of directors of the Company (the “Board”) has set November 27, 2023 as the record date for determining the shareholders that are entitled to vote at the special meeting. A proxy statement for the special meeting will be furnished with the SEC in the coming weeks. The proxy statement will specify detailed proposals to be voted on by shareholders at the special meeting, as well as the Board’s recommendations for each of such proposals, which include increasing the maximum Board size from five to eleven and appointing six director candidates put forward by the requisition shareholders to the Board.

In a statement, the members of the Board stated: “The Board acknowledges that a substantial number of shareholders have called for a special meeting to bring forward resolutions on Board structure. The Board respects the right of shareholders and will move forward with one in January.”

The Special Committee of the Board has made positive progress with respect to the sale process and will continue the sale process in an expedited manner. The Special Committee has had productive communications with a number of bidders. Certain bidders have proceeded to the confirmatory due diligence stage, while negotiating definitive agreements in parallel. While there can be no assurances, the Special Committee is hopeful that the Company will be in a position to execute a merger agreement by mid-December and will provide timely updates to the market and shareholders.

The Board confirms that the shareholding threshold required for the requisition shareholders to request the convention of a special meeting in accordance with the Company’s Memorandum and Articles of Association has been met as of the demand record date of September 6, 2023. As such, the Company will duly convene a special meeting.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (Hong Kong)

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

llloyd@brunswickgroup.com

+1 347 283 3871